Exhibit (b)(iii)

UNOFFICIAL TRANSLATION
OF FRENCH LANGUAGE ORIGINAL.
FOR INFORMATIONAL PURPOSES ONLY.

DocuSign Envelope ID: BF04CBA8-5835-422B-B48C-44DF87D7DA07

August 9, 2021

11172239 CANADA INC.
400 av. Godin
Québec, Quebec G1M 2K2

Attention: Germain Lamonde

RE:	Increase in the IQ convertible debt to US$15,500,000

Dear Mr. Lamonde,

In connection with the enhancement of the offer from $6.00 to $6.25 per share for the privatization of EXFO, additional facilities estimated up to a maximum of US$6,000,000 are required. IQ and Germain Lamonde have agreed to contribute in a 50-50 proportion to finance this difference.

We are pleased to inform you that Investissement Québec (“IQ”) hereby commits to provide additional credit facilities up to a maximum of US$3,000,000. This amount will be added to the convertible debenture, as described in the commitment letter dated June 4, 2021 which would bring the principal amount of the debenture from US$12,500,000 to US$15,500,000. The increase is conditional on Germain Lamonde’s contribution in an equal amount.

IQ’s total facilities will be US$75,500,000. The other terms and conditions shall remain the same except for the commitment fees of US$30,000 that will be added.

We trust this is to your satisfaction.

Yours truly,

(s) Francine Laurent

Francine Laurent
Senior Director, Investments, Technology and Multimedia